UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Cedar Fair, L.P.
(Name of Issuer)

Depositary units (Representing Limited Partner Interests)
(Title of Class of Securities)

150185106
(CUSIP Number)

November 2, 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	150185106

1	NAMES OF REPORTING PERSONS
ING Groep N.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
2,798,700

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
2,798,700

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,798,700

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.15%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

* Based on the 54,382,518 depositary units (representing limited partner interest) of the issuer (the “Depositary Units”) as of October 28, 2022, as reported in the issuer’s Quarterly Report on Form 10-Q for the period ended in September 25, 2022, filed with the Securities and Exchange Commission on November 2, 2022.

1	NAMES OF REPORTING PERSONS
ING Financial Markets LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
2,798,700

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
2,798,700

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,798,700

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.15%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
BD

*Based on the 54,382,518 Depositary Units of the issuer as of October 28, 2022, as reported in the issuer’s Quarterly Report on Form 10-Q for the period ended in September 25, 2022, filed with the Securities and Exchange Commission on November 2, 2022.

Item 1.

(a)	Name of Issuer: Cedar Fair, L.P.

(b)	Address of Issuer’s Principal Executive Offices: One Cedar Point Drive, Sandusky OH 44870, USA

Item 2.

(a)	Name of Person Filing:
ING Groep, N.V.
ING Financial Markets LLC

(b)	Address of Principal Business Office or, if None, Residence:
ING Groep N.V.
PO Box 1800
Amsterdam, P7
1000 BV Amsterdam

ING Financial Markets LLC
1133 Avenue of the Americas
New York, NY 10036
USA

(c)	Citizenship:

ING Groep N.V. – The Netherlands

ING Financial Markets LLC – Delaware

(d)	Title and Class of Securities: Depositary Units

(e)	CUSIP No.: 150185106

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☒	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

(a)	Amount Beneficially Owned:

ING Groep N.V. may be deemed to be the beneficial owner of 2,798,700 Depositary Units, held by ING Financial Markets LLC, a wholly owned subsidiary of ING Groep N.V. ING Financial Markets LLC may be deemed to be the beneficial owner of 2,798,700 Depositary Units.

(b)	Percent of Class:

Each of ING Groep N.V. and ING Financial Markets LLC may be deemed to be the beneficial owner of approximately 5.15% of Depositary Units issued and outstanding as of October 28, 2022, as reported in the issuer’s Quarterly Report on Form 10-Q for the period ended in September 25, 2022, filed with the Securities and Exchange Commission on November 2, 2022.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 2,798,700

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 2,798,700

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not Applicable.

Item 8.	Identification and classification of members of the group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2023

ING GROEP N.V.

By:	/s/ R. Loof
Name:	R. Loof
Title:	Compliance Officer

By:	/s/ J.A.M. Emke-Petrelluzzi Bojanic
Name:	J.A.M. Emke-Petrelluzzi Bojanic
Title:	Sr. Compliance Officer

ING FINANCIAL MARKETS LLC

By:	/s/ Tim Casady
Name:	Tim Casady
Title:	Director

Exhibit A to Schedule 13G
Joint Filing Agreement
Pursuant to Rule 13d-1(k)

The undersigned persons (the “Reporting Persons”) hereby agree that a joint statement on this Schedule 13G be filed on their behalf by ING Groep N.V.

Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning each of them contained therein, but none of the Reporting Persons is responsible for the completeness or accuracy of the information concerning any other Reporting Person.

Dated: February 13, 2023

ING GROEP N.V.

	By:	/s/ R. Loof
	Name:	R. Loof
	Title:	Compliance Officer

	By:	/s/ J.A.M. Emke-Petrelluzzi Bojanic
	Name:	J.A.M. Emke-Petrelluzzi Bojanic
	Title:	Sr. Compliance Officer

ING FINANCIAL MARKETS LLC

	By:	/s/ Tim Casady
	Name:	Tim Casady
	Title:	Director